✗KH 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-65719

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/10__ AND ENDING __12/31/10__

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Soleil Securities Corporation**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

360 Madison Avenue

(No. and Street)

New York   New York   10017

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fleissner   (212) 380-4933

                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP

(Name – if individual, state last, first, middle name)

750 Third Avenue   New York   NY   10017

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

11019448

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Jennifer Fleissner _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Soleil Securities Corporation _____ as

of December 31 _____ , 20 10 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

SERGIY MIZEVYCH
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEEN COUNTY
REG. # 01MI6186456
MY COMM. EXP. 04/28/2012

_____
Signature

_____
Chief Financial Officer

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SOLEIL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Soleil Securities Corporation

We have audited the accompanying statement of financial condition of Soleil Securities Corporation (the "Company") as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Soleil Securities Corporation as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 25, 2011

SOLEIL SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2010

ASSETS
Cash and cash equivalents $ 3,131,522
Receivable from clearing broker   2,570,444
Prepaid expenses   285,920
Other assets   85,082

    $ 6,072,968

LIABILITIES
Accrued compensation $ 1,526,374
Payable to Parent   1,441,882
Accounts payable and accrued expenses   1,028,334

    3,996,590

STOCKHOLDER'S EQUITY
Common stock ($0.01 par value; 100 shares authorized;
    2 shares issued and outstanding)
Additional paid-in capital   30,167,000
Deficit   (28,090,622)

    2,076,378

    $ 6,072,968

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2010

NOTE A - ORGANIZATION AND BUSINESS

Soleil Securities Corporation (the "Company") was incorporated on November 21, 2002, and commenced operations in May 2003. The Company generates research income by providing research to institutional investors through a network of research analysts. The Company also generates commission income by providing sales and agency trading services to institutional investors.

The Company is a registered broker-dealer that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of Soleil Securities Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Agency commissions and related clearing and execution expenses are recorded on a trade-date basis.

Research income is recognized when services have been rendered and collectability is reasonably assured.

Securities transactions are recorded on a trade-date basis.

NOTE C - RELATED PARTY TRANSACTIONS

The Company and Parent have an expense-sharing agreement in place. Pursuant to this agreement, the Company reimburses the Parent for operating expenses based on proportional cost. For the year ended December 31, 2010, the Company recorded an aggregate of $1,455,000 in capital contributions from its Parent which resulted from the reduction of amounts payable to the Parent.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The components of receivable from clearing broker as of December 31, 2010 are as follows:

Clearing deposit	$ 780,076
Commissions	1,790,368
	$2,570,444

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2010

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space in Minneapolis, Minnesota; San Francisco, California and Shaker Heights, Ohio. Future lease commitments of the Parent, a portion of which is expected to be allocated to the Company, amount to $863,914 in 2011, $891,050 in 2012, $891,050 in 2013, $918,186 in 2014, $848,605 in 2015 and $1,485,059 thereafter. Future lease commitments of the Company, excluding allocations from the Parent, are as follows:

Year Ending December 31,	Minimum Lease Obligations
2011	$ 105,387
2012	4,568
	$ 109,955

NOTE F - LOAN PAYABLE

On August 16, 2006, the Company and its Parent became parties to a Loan and Security Agreement (the "LSA") with Lighthouse Capital Partners V, L.P. ("Lighthouse") in which the Company and its Parent became jointly and severally liable for amounts borrowed from Lighthouse. On August 31, 2006, the Company and its Parent borrowed $2.5 million from Lighthouse, the terms of which were specified in a secured promissory note (the "Promissory Note"), which provides for interest at a variable rate equal to the Prime Rate plus an interest margin of 1.25% from March 1, 2007 through February 28, 2010. In addition, the Company signed a financing statement and security agreement with Lighthouse pursuant to which the loan is collateralized by substantially all of the assets of the Parent and the Company. Under the terms of the Promissory Note, interest was due monthly from inception until full repayment. Repayment of the loan began on March 1, 2007 and concluded February 28, 2010.

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. As of December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 2.34 to 1 and its net capital was $1,705,376 which was $1,438,937 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company files a consolidated federal income tax return with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

SOLEIL SECURITIES CORPORATION

Notes to Statement of Financial Condition
December 31, 2010

NOTE H - INCOME TAXES (CONTINUED)

The Company recognizes tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2010, the Company had deferred tax assets of approximately $9,312,000, which are primarily due to net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2010, the valuation allowance increased by approximately $740,000.

At December 31, 2010, the Company's share of the consolidated net operating loss carryforwards was approximately $22,713,000 which expires in the years 2023 through 2030. The ability of the Company to utilize its net operating loss carryforwards in future years may be subject to annual limitations in accordance with the provisions of Section 382 of the Internal Revenue Code.

The Company applied the "more-likely-than not" recognition threshold to all tax positions taken or expected to be taken in a tax return which resulted in no unrecognized tax benefits reflected in the 2010 financial statement.

As a result of the Company's net operating loss carryforwards, the Company remains subject to federal or state and local income tax examinations by tax authorities for 2002 through three years after the utilization of any net operating loss carryforwards.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

NOTE J - SUBSEQUENT EVENTS

The Company has evaluated events through February 25, 2011, the date that this statement of financial condition was available to be issued.



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Soleil Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Soleil Securities Corporation (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared deductions reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.



New York, New York
February 25, 2011

New York | New Jersey | Pennsylvania | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _December 31_ , 20_10_
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

065719   FINRA   DEC
SOLEIL SECURITIES CORPORATION   7*7
360 MADISON AVE 3RD FL
NEW YORK NY 10017-7111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _58,006_

  B. Less payment made with SIPC-6 filed (exclude interest)   (_31,166_)
   _2/18/2011_
   Date Paid

  C. Less prior overpayment applied   (_____)

  D. Assessment balance due or (overpayment)   _26,840_

  E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

  F. Total assessment balance and interest due (or overpayment carried forward) $_26,840_

  G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _26,840_

  H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Soleil Securities Corporation
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _18th_ day of _February_ , 20 _11_ .

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20 _10_
and ending _Dec 31_, 20 _10_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _24,136,899_

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.   _152,111_

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions   _152,111_

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   _1,078,169_

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _8525_

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)   _8,525_

        Total deductions   _1,086,694_

2d. SIPC Net Operating Revenues $ _23,202,316_

2e. General Assessment @ .0025 $ _58,006_

        (to page 1, line 2.A.)



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of
Soleil Securities Corporation

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Soleil Securities Corporation (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences;

3. Compared deductions reported in the accompanying Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

EisnerAmper LLS

New York, New York
February 25, 2011

New York | New Jersey | Pennsylvania | Cayman Islands

EisnerAmper is an independent member of PKF International Limited

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended _December 31_, 20 _10_
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 065719 FINRA DEC
> SOLEIL SECURITIES CORPORATION   7*7
> 360 MADISON AVE 3RD FL
> NEW YORK NY 10017-7111

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ _58,006_

   B. Less payment made with SIPC-6 filed (exclude interest) (_31,166_)

   _2/18/2011_
   Date Paid

   C. Less prior overpayment applied (_____)

   D. Assessment balance due or (overpayment) _26,840_

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ _26,840_

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ _26,840_

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Soleil Securities Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the _18th_ day of _February_, 20 _11_.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
         Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan 1__, 20_10_
and ending __Dec 31__, 20_10_
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ __24,136,899__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts. — __152,111__

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — __152,111__

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — __1,078,169__

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ __8525__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $

Enter the greater of line (i) or (ii) — __8,525__

Total deductions — __1,086,694__

2d. SIPC Net Operating Revenues — $ __23,202,316__

2e. General Assessment @ .0025 — $ __58,006__

(to page 1, line 2.A.)